Exhibit 99.5

Absolute Software Reports Third Quarter Fiscal 2021 Financial Results

Third Consecutive Quarter Delivering Record ARR, Revenue and Adjusted EBITDA, Re-affirms Endpoint Resilience as Critical Capability for New Work Paradigm

VANCOUVER, British Columbia and SAN JOSE, Calif. – May 11, 2021 – Absolute Software Corporation (“Absolute” or the “Company”) (NASDAQ: ABST) (TSX: ABST), a leader in Endpoint Resilience™ solutions, today announced its financial results for its third quarter fiscal 2021 ended March 31, 2021. All dollar figures are stated in U.S. dollars, unless otherwise indicated.

The Company also separately announced today that it has signed a definitive agreement to acquire NetMotion Software, Inc., a leading provider of network connectivity and security solutions. Read the press release here.

“Our solid results this quarter are a direct reflection of the strong demand for Endpoint Resilience capabilities, as organizations across all industries are under pressure to define what the future of work or learning looks like,” said Christy Wyatt, Absolute Software’s President and CEO. “It is an exciting and dynamic time in this market space, and we are well-positioned to deliver the security, agility, and resiliency needed to properly scale remote and hybrid operating models for the long term.”

Added Wyatt, “In our pursuit of becoming the industry’s most trusted security provider, and delivering on what we believe has been a largely unfulfilled promise in the industry of a truly resilient, secure end-to-end user experience, we also today announced our intent to acquire NetMotion. By combining our respective market-leading capabilities, we will be strongly positioned to meet the critical need for resilient, autonomous endpoints and self-healing mobile network access.”

Third Quarter Fiscal 2021 (“Q3 F2021”) Financial Highlights

•	Total revenue in Q3 F2021 was $30.7 million, representing an increase of 18% over Q3 F2020 revenue.

•	Net income in Q3 F2021 was $2.2 million, compared to $2.3 million in Q3 F2020, a 1% decrease.

•

Total ARR(1) at March 31, 2021 was $120.4 million, representing an increase of 19% over the prior year. The Enterprise & Government portions of Total ARR increased by 11% annually over Q3 F2020 and represented 65% of Total ARR at March 31, 2021; the Education sector portion of Total ARR increased by 35% annually over Q3 F2020 and represented 35% of Total ARR at March 31, 2021.

•	New Logo ARR(1)(2) was $2.6 million in Q3 F2021, compared to $1.0 million in Q3 F2020.

•	Net Dollar Retention(1)(3) from existing customers was 110% in Q3 F2021, compared with 101% in Q3 F2020.

•	Adjusted EBITDA in Q3 F2021 was $7.7 million, or 25% of revenue, up from $6.1 million, or 23% of revenue, in Q3 F2020.

•	Cash generated from operating activities in Q3 F2021 was $7.3 million, compared to $3.7 million in Q3 F2020.

•	Absolute paid a quarterly dividend of CAD$0.08 per outstanding Company common share (the “Common Shares”) during Q3 F2021.

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(1)	Refer to the “Non-IFRS Measures and Key Metrics” section of the Q3 F2021 MD&A for further discussion of this measure.

(2)

Beginning in Q2 F2021, we changed the nomenclature of Total ARR from sales to new customers during a period from “ARR from New Customers” to “New Logo ARR”. There has been no change in the methods by which these measures are calculated.

(3)

Beginning in Q2 F2021, we changed the nomenclature of the percentage increase or decrease in Total ARR from existing customers for a given period from “Net ARR Retention” to “Net Dollar Retention” and changed the measurement period from quarterly to annual, as we believe the annual metric is more aligned with business performance measures and industry norms.

Selected Quarterly Information

	Q3			YTD
USD Millions, except per share data	F2021	F2020	Change	F2021	F2020	Change
Revenue
Recurring revenue(1)	$29.7	$25.1	18%	$86.2	$74.6	16%
Other	1.0	1.0	2%	2.8	2.9	(4%)
Total	$30.7	$26.1	18%	$89.0	$77.5	15%
Total annual recurring revenue (“ARR”)(1)	$120.4	$101.4	19%
Net income	$2.2	$2.3	(1%)	$6.7	$8.4	(20%)
Per share (basic)	$0.05	$0.05		$0.15	$0.20
Per share (diluted)	$0.04	$0.05		$0.14	$0.19
As a percentage of revenue	7%	9%		8%	11%
Adjusted EBITDA(2)	$7.7	$6.1	27%	$23.9	$19.3	24%
As a percentage of revenue	25%	23%		27%	25%
Cash from operating activities	$7.3	$3.7	95%	$35.4	$13.4	164%
Dividends paid	$3.1	$2.5	23%	$8.7	$7.6	15%
Per share (CAD)	$0.08	$0.08		$0.24	$0.24
Cash, cash equivalents, and short-term investments	$132.7	$38.9	242%
Total assets	$218.3	$108.7	101%
Deferred revenue	$156.7	$127.6	23%
Common shares outstanding	49.5	42.5	16%

Notes:

1.

Recurring revenue represents revenue derived from cloud services and managed services, both of which are included as part of Total ARR (as defined below). Other revenue represents revenue derived from non-recurring professional services and ancillary product lines, including consumer products. See the Q3 F2021 MD&A for full disclosure regarding these measures.

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2.

Throughout this document, Adjusted EBITDA (as defined below) is used as a profitability measure. Please refer to the “Non-IFRS Measures and Key Metrics” section of the Q3 F2021 MD&A for further discussion on this and other non-IFRS measures.

Q3 F2021 Business Highlights

Product and service highlights:

•

In January, we announced the continued expansion of our Application Persistence™ portfolio of persisted applications, including the addition of the Palo Alto Networks® GlobalProtect™ security platform and Netskope® Cloud Access Security Broker (CASB) and Next-Gen Secure Web Gateway (NG-SWG).

•	In January, we announced Absolute’s designation as a Cyber CatalystSM by Marsh & McLennan, emphasizing our critical capabilities and high level of protection to address today’s top cyber risks.

•

In March, we announced the availability of expanded Web Usage analytics, enabling IT and Security teams with deeper historical insights to better understand website usage patterns and web application adoption, as well as identify unsanctioned web apps or out-of-policy web behavior.

•

In March, we expanded Web Usage analytics for both enterprise and education customers—delivering deeper historical analytics and insights into usage patterns to make better-informed decisions on the tools and applications on their devices. We increased Web Usage analytics adoption by 152% in Q3 on more than 2.5 million devices across all market segments including Enterprise and Education.

•

In March, we delivered several platform enhancements, enabling IT and Security administrators to develop custom rules and be alerted to a wide range of device or user-related events, such as IP address changes or the disabling of security controls; take immediate action to freeze or wipe a device; and capture the insights needed to demonstrate timely action was taken. We also extended the power of Absolute’s persistent, self-healing connection to more mission-critical applications, including Lenovo® Device Intelligence and the VPN function of Fortinet® FortiClient.

Business and organizational developments:

•

In January, we announced our prioritization by the United States Federal Risk and Authorization Management Program (FedRAMP) to pursue a Provisional Authority to Operate (P-ATO) from the Joint Authorization Board (JAB), a critical step towards increasing our sales into US federal government agencies. FedRAMP is the U.S. government’s most rigorous security compliance framework in which a Cloud Service Provider (CSP) is assessed by an accredited, independent third party to meet the requirements set forth by FedRAMP.

•

In February, we were recognized by the Cybersecurity Excellence Awards, winning a Gold award for Cybersecurity Company of the Year; Christy Wyatt was named a top Cybersecurity Woman of the Year; and the Absolute Resilience Platform won a Silver award for Product/Service of the Year.

•	In March, Absolute was recognized in The Globe and Mail’s 2021 ‘Women Lead Here list,’ an annual editorial benchmark that identifies best-in-class executive gender diversity in corporate Canada.

•

In March, Absolute was recognized in the EdTech Awards’ TrendSetter category for its ‘Remote Work + Distance Learning Insights Center,’ launched in March 2020 to enable both education and enterprise organizations to measure the health and security of their remote device programs, pre and post-COVID-19.

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•	In March, Absolute was recognized as one of the Top 15 Best IT Companies in Vietnam by ITviec, one of the country’s most visited IT employment sites.

Partner and other highlights:

•

In March, we were recognized in CRN’s 2021 Partner Program Guide, validating the delivery of premier tools, programs and resources to meet the needs of our managed service providers and reseller partners.

•	Absolute continued to see strong channel partner momentum in the quarter, including:

•	20% increase in having partners sign up to our Elite/Premier partner level

•	75% increase in partners we certified via training

•	13% increase in partners deals registered through our partner portal.

F2021 Financial Outlook

The Company is updating its previously disclosed financial outlook for the full year fiscal 2021 as follows:

•

The Company is raising its outlook on revenue from $117 million to $119 million (representing 12% to 14% annual growth) to $119 million to $120 million (representing approximately 14% to 15% annual growth).

•	The Company is raising its outlook on Adjusted EBITDA from 22% to 24% of revenue to 24% to 25% of revenue.

•	The Company is raising its outlook on cash from operating activities margin from 26% to 34% of revenue to 32% to 35% of revenue.

•	The Company is maintaining its outlook for capital expenditures and expect them to be between $3.0 million and $4.0 million.

The foregoing outlook and expectations constitute forward-looking statements and financial outlook and are qualified in their entirety by the “Forward-Looking Statements” cautionary statement below.

Quarterly Dividend

On April 20, 2021, we declared a quarterly dividend of CAD$0.08 per share on our Common Shares, payable in cash on May 28, 2021 to shareholders of record at the close of business on May 14, 2021.

Quarterly Filings and Related Quarterly Financial Information

Management’s Discussion and Analysis (“MD&A”) and Consolidated Financial Statements and the notes thereto for the fiscal period ended March 31, 2021 can be obtained today from Absolute’s corporate website at www.absolute.com. The documents will also be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additionally, the Company has published on the Investor Relations section of its website (www.absolute.com/company/investors/) and Q3 F2021 Earnings Presentation and a dashboard of Selected Operating and Financial Metrics.

Conference Call

Absolute Software will hold a conference call to discuss its Q3 F2021 financial results on Tuesday, May 11, 2021, at 5:00 p.m. ET (2:00 p.m. PT). The call will be accessible by dialing 647-427-7450 or 1-888-231-8191. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website. The conference call will be archived for replay until Tuesday, May 18, 2021. To access

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the archived conference call, please dial 416-849-0833 or 1-855-859-2056 and enter the reservation code 1175112. An archived replay of the webcast will be available for 90 days.

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Non-IFRS Measures and Key Metrics

Throughout this press release, the Company refers to a number of measures and metrics that the Company believes are meaningful in the assessment of the Company’s performance. Many of these metrics are non-standard measures under International Financial Reporting Standards (“IFRS”), do not have any standardized meaning under IFRS, and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS. For more complete discussion of these non-IFRS measures, please refer to the Q3 F2021 MD&A.

These measures and metrics, and their method of calculation or reconciliation to IFRS measures, are as follows:

a) Total ARR, Net Dollar Retention, and New Logo ARR

As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the aggregate annual recurring revenue of our subscriptions under contract and generating revenue, measured by Annual Recurring Revenue (“ARR”), as an indicator of our future recurring revenues. We believe that increases in the amount of New Logo ARR, and improvement in our Net Dollar Retention, will accelerate the growth of Total ARR and, in turn, our future revenues. We provide these metrics as they are used to manage the business, however, we believe there is no similar measure under IFRS to which they would be reconciled.

Total ARR is a key metric and measures the amount of annual recurring revenue we will receive from our customers under contract at a point in time, and therefore is an indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers.

Net Dollar Retention (previously “Net ARR Retention”) is a key metric and measures the percentage increase or decrease in Total ARR at the end of a year for customers that comprised Total ARR at the beginning of the year. This metric provides insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.

New Logo ARR (previously “ARR from New Customers”) is a key metric and measures the addition to Total ARR from sales to new customers during a period.

b)    Adjusted Operating Expenses

A number of significant non-cash expenses are reported in our Cost of Revenue and Operating Expenses. In addition, restructuring and reorganization charges and post-retirement benefits are also reported in Operating Expenses. Management defines “Adjusted Operating Expenses” as IFRS Cost of Revenue, Sales and Marketing, Research and Development, and General and Administration expenses adjusted for these items, as we believe that analyzing these expenses exclusive of these items provides a useful measure of the cash invested in operating the ongoing business. The non-cash items include share-based compensation, amortization of intangible assets, and depreciation of property and equipment and amortization of right of use assets.

Specifically, management adjusts for the following items in computing its Adjusted Operating Expenses:

1)

Share-based compensation: Our compensation strategy includes the use of share-based awards to attract and retain key employees, executives and directors. It is principally aimed at aligning their interests with those of our shareholders and at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, share-based compensation expense varies for reasons that are generally unrelated to operational decisions and performance in any particular period.

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2)

Amortization of Intangible Assets: We believe that amortization of intangible assets is not necessarily reflective of current period operational activities. In particular, the amortization of acquired technologies and customer relationships relates to items arising from pre-acquisition activities. These are costs that are determined at the time of an acquisition or when other intangible assets are acquired. While it is continually reviewed for potential impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period.

3)

Depreciation of Property and Equipment and Amortization of Right of Use Assets: We believe that depreciation / amortization of property and equipment and right of use assets is not necessarily reflective of current period operational activities. In particular, the costs associated with these assets relate to operational decisions made in prior periods. Depreciation / amortization of these costs is a static expense, one that is typically not affected by operations during any particular period.

4)

Restructuring or Reorganization Charges and Post-Retirement Benefits: We believe that costs incurred in certain significant post-retirement benefits afforded to executives upon departure from the Company, are not necessarily reflective of current period operational activities. In particular, these items relate to decisions which will impact future operating periods. The magnitude of these expenses is typically determined by contractual law, common law, or by statute, and is unaffected by operations and performance in any particular period.

5)

Non-recurring Items: We believe that costs that are non-recurring, unusual or non-operating in nature, such as non-recurring, unusual or non-operating tax, legal, restructuring and other one-time corporate expenses, are not necessarily reflective of current period operational activities.

The following table provides a reconciliation of our Net Income to Adjusted EBITDA:

	Three months ended March 31,		Nine months ended March 31,
(in millions)	2021	2020	2021	2020
Net income	$2.2	$2.3	$6.7	$8.4
Adjustments
Depreciation of property and equipment(1)	0.8	0.9	2.5	2.5
Amortization of right of use assets(2)	0.7	0.6	1.8	1.5
Non-recurring Items	0.2	—	1.2	—
Share-based compensation(3)	2.8	1.4	8.0	3.6
Finance income, net(4)	—	(0.1)	—	(0.4)
Interest on lease liability(5)	0.2	0.2	0.4	0.5
Foreign exchange (gain) loss(6)	0.1	(0.2)	0.6	(0.2)
Income tax expense(7)	0.7	1.0	2.7	3.4

Adjusted EBITDA	$7.7	$6.1	$23.9	$19.3

Notes:

(1)	Depreciation of property and equipment per the Statement of Cash Flows.
(2)	Amortization of right of use assets per the Statement of Cash Flows.
(3)	Share-based compensation per the Statement of Operations.
(4)	Finance income, net per the Statement of Operations.
(5)	Interest on lease liability per the Statement of Operations.
(6)	Foreign exchange loss per the Statement of Operations.
(7)	Income tax expense per the Statement of Operations.

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About Absolute Software

Absolute Software is a leader in Endpoint Resilience solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network, and empowers them with Self-Healing Endpoint™ security to ensure mission-critical apps remain healthy and deliver intended value.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

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Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, the information under the heading “F2021 Financial Outlook”, statements regarding the NetMotion transaction, statements regarding Absolute’s market opportunity and ability to accelerate growth, and any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic; the impacts of the COVID-19 pandemic (including, without limitation, greater/continued remote working and/or distance learning) on Absolute’s business, operations, prospects, and financial results; projected growth, revenues, margins, Adjusted EBITDA, profitability, expenses, cash from operating activities, capital expenditures, and earnings; existing and new product functionality and suitability; PC OEM and other partner activities and initiatives; and expectations for the size of the IT security industry, including as a result of COVID-19. Forward-looking statements, including the F2021 Financial Outlook, are provided as of the date hereof for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; there will continue to be a trend toward greater/continued remote working and/or distance learning, in the short, medium, and/or long-term, and a resulting market shift in the demand for endpoint security and Absolute’s solutions; assumptions regarding the NetMotion acquisition; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions more efficiently and cost effectively; the size of the IT security industry will be in line with industry experts’ and Absolute’s expectations; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing, and new, operating systems such as Microsoft Windows; Absolute will be able to maintain and develop its PC OEM and other partner networks; Absolute’s current and future (if any) PC OEM partners will continue to provide embedded firmware and distribution and resale support; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will use the proceeds of the October 2020 public equity offering as intended; future financing will be available to Absolute on favourable terms if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire (if any); Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property will be sufficient and its technology does not and will not materially infringe third party intellectual property rights; Absolute will be able to obtain any necessary third party licenses on favourable terms; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its recent SEC registration and Nasdaq listing; Absolute will not become involved in material litigation; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; Absolute will maintain or enhance its accounting policies and standards and internal controls over financial reporting; and economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges.

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Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described in the “Risk and Uncertainties” section of Absolute’s Q3 F2021 Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov): risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to accurately predict its rate of growth and profitability; that Absolute’s estimates of market opportunity and market and revenue growth may be inaccurate or Absolute may fail to grow at its estimated rates; risks related to the announcement of, completion of, and/or integration following the NetMotion acquisition; that Absolute may need or elect to use the proceeds of the recent public equity offering other than as currently intended and disclosed; Absolute’s dependence for sales on PC OEM partners and other distribution channels; that Absolute is heavily dependent on its ability to maintain its embedded firmware with its current PC OEM partners; risks related to economic and political uncertainty; that Absolute may be unable to attract new customers or its existing customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities or defects; that Absolute could suffer security breaches impacting the third-party data that Absolute stores and the other risks associated with data security and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws if the customer does not comply with such laws; that continued sales growth may cause operating challenges for Absolute; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; that Absolute’s business may be impacted by business cycles; risks associated with the competition Absolute faces within its industry; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating “open source” software; that Absolute may be unable to maintain technology licenses from third-parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or dispute resolution from time-to-time; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and integrate acquisitions (or may be unable to successfully complete dispositions) of companies, businesses, products or technologies; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; income tax related risks; Absolute may become subject to product liability claims; and risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

CONTACT:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars unless otherwise noted) (Unaudited)

	Notes	March 31, 2021	June 30, 2020
ASSETS
CURRENT
Cash and cash equivalents	(Note 12)	$132,369,689	$29,727,498
Short-term investments	(Note 3)	359,833	17,350,152
Trade and other receivables	(Note 4)	25,421,877	28,990,235
Income tax receivable		803,243	111,769
Prepaid expenses and other		3,954,477	2,541,183
Contract acquisition assets – current	(Note 5)	8,317,211	7,501,339

		171,226,330	86,222,176
PROPERTY AND EQUIPMENT		5,463,741	5,563,327
RIGHT OF USE ASSETS	(Note 6)	10,667,436	9,181,927
DEFERRED INCOME TAX ASSETS	(Note 11)	23,784,698	22,278,745
CONTRACT ACQUISITION ASSETS	(Note 5)	6,100,007	5,842,845
GOODWILL		1,100,000	1,100,000

		$218,342,212	$130,189,020

LIABILITIES
CURRENT
Trade and other payables	(Note 7)	$22,646,001	$20,129,253
Income tax payable		19,771	382,041
Lease liabilities – current	(Note 8)	2,545,437	1,724,730
Deferred revenue – current	(Note 10(b))	89,617,799	80,843,795

		114,829,008	103,079,819
LEASE LIABILITIES	(Note 8)	9,902,355	8,411,101
DEFERRED REVENUE	(Note 10(b))	67,073,628	61,759,629

		191,804,991	173,250,549

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	(Note 9(b))	151,217,228	81,890,311
Equity reserve		40,330,067	38,523,835
Treasury shares		(263,840)	(263,840)
Accumulated other comprehensive income		460,690	—
Deficit		(165,206,924)	(163,211,835)

		26,537,221	(43,061,529)

		$218,342,212	$130,189,020

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Operations and Comprehensive Income

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

		Three months ended March 31,		Nine months ended March 31,
	Notes	2021	2020	2021	2020
REVENUE		$30,653,645	$26,061,861	$89,006,457	$77,511,964
COST OF REVENUE	9(h)	3,891,256	3,383,347	10,361,863	9,638,979

GROSS MARGIN		26,762,389	22,678,514	78,644,594	67,872,985

OPERATING EXPENSES
Sales and marketing	9(h)	11,039,527	9,862,801	31,313,842	28,903,325
Research and development	9(h)	5,269,247	4,932,323	16,155,202	12,857,632
General and administration	9(h)	4,422,046	3,306,324	12,720,730	10,742,801
Stock-based compensation		2,806,346	1,397,670	7,953,128	3,634,856

		23,537,166	19,499,118	68,142,902	56,138,614

OPERATING INCOME		3,225,223	3,179,396	10,501,692	11,734,371

OTHER EXPENSE
Finance (expense) income, net		(15,844)	111,499	9,521	352,245
Interest expense – lease liabilities		(155,101)	(226,277)	(436,435)	(484,205)
Foreign exchange gain (loss)		(101,796)	270,775	(587,734)	217,530

		(272,741)	155,997	(1,014,648)	85,570

NET INCOME BEFORE INCOME TAXES		2,952,482	3,335,393	9,487,044	11,819,941
INCOME TAX EXPENSE	(Note 11)	(719,016)	(1,077,000)	(2,749,016)	(3,400,000)

NET INCOME		2,233,466	2,258,393	6,738,028	8,419,941
UNREALIZED GAIN (LOSS) ON DERIVATIVES, NET OF TAX		(129,348)	(247,861)	460,690	(247,861)

COMPREHENSIVE INCOME		$2,104,118	$2,010,532	$7,198,718	$8,172,080

BASIC INCOME PER SHARE		$0.05	$0.05	$0.15	$0.20

DILUTED INCOME PER SHARE		$0.04	$0.05	$0.14	$0.19

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING,
BASIC		49,334,291	42,417,785	46,962,167	42,003,168

DILUTED		52,357,542	44,844,730	49,944,614	44,371,728

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in United States dollars unless otherwise noted) (Unaudited)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
BALANCE, JUNE 30, 2019	41,645,552	$76,778,014	$36,744,933	$(359,973)	$—	$(163,778,642)	$(50,615,668)
Shares issued on options exercised	259,787	1,862,137	(378,584)	—	—	—	1,483,553
Shares issued under Employee Share Purchase Plan (“Prior ESOP”)	72,023	369,072	—	—	—	—	369,072
Shares issued under Performance and Restricted Share Unit plan (“RSU”)	524,878	2,611,839	(2,709,740)	96,133	—	—	(1,768)
Shares repurchased and cancelled under the Normal Couse Issuer Bid	(8,700)	(15,909)	—	—	—	(32,919)	(48,828)
Share-based compensation	—	—	3,469,875	—	—	—	3,469,875
Dividends paid	—	—	—	—	—	(7,568,855)	(7,568,855)
Unrealized loss on derivatives, net	—	—	—	—	(247,861)	—	(247,861)
Net income	—	—	—	—	—	8,419,941	8,419,941

BALANCE, MARCH 31, 2020	42,493,540	81,605,151	37,126,484	(263,840)	(247,861)	(162,960,475)	(44,740,540)
Shares issued on options exercised	26,481	199,648	(37,653)	—	—	—	161,995
Shares issued under RSU	15,474	85,511	(85,511)	—	—	—	—
Share-based compensation	—	—	1,520,515	—	—	—	1,520,515
Dividends paid	—	—	—	—	—	(2,466,128)	(2,466,128)
Unrealized gain on derivatives, net	—	—	—	—	247,861	—	247,861
Net income	—	—	—	—	—	2,214,768	2,214,768

BALANCE, JUNE 30, 2020	42,535,495	81,890,311	38,523,835	(263,840)	—	(163,211,835)	(43,061,529)
Shares issued for cash (Note 9(b))	6,272,727	68,999,997	—	—	—	—	68,999,997
Share issuance cost	—	(4,128,972)	—	—	—	—	(4,128,972)
Shares issued on options exercised	104,794	791,172	(146,870)	—	—	—	644,302
Shares issued under Employee Stock Ownership Plan	68,089	512,181	—	—	—	—	512,181
Shares issued under RSU	517,300	3,152,539	(4,391,846)	—	—	—	(1,239,307)
Share-based compensation	—	—	6,344,948	—	—	—	6,344,948
Dividends paid	—	—	—	—	—	(8,733,117)	(8,733,117)
Unrealized gain on derivatives, net	—	—	—	—	460,690	—	460,690
Net income	—	—	—	—	—	6,738,028	6,738,028

BALANCE, MARCH 31, 2021	49,498,405	$151,217,228	$40,330,067	$(263,840)	$460,690	$(165,206,924)	$26,537,221

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ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Cash Flows

(Expressed in United States dollars unless otherwise noted) (Unaudited)

		Three months ended March 31,		Nine months ended March 31,
	Notes	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income		$2,233,466	$2,258,393	$6,738,028	$8,419,941
Items not involving cash
Depreciation of property and equipment		802,391	844,560	2,480,040	2,515,754
Amortization of right of use assets	(Note 6)	662,360	636,741	1,758,862	1,463,414
Amortization of contract acquisition assets	(Note 5)	2,895,534	2,021,403	8,067,989	6,374,302
Share-based compensation	(Note 9(h))	2,806,346	1,397,670	7,953,128	3,634,856
Deferred income taxes	(Note 11)	(58,008)	384,797	(136,568)	(91,599)
Interest		155,100	—	399,369	—
Unrealized gain on short-term investments		—	(53,716)	—	(252,988)
Unrealized foreign exchange loss		82,441	(405,906)	564,124	(349,044)
Change in non-cash working capital
Trade and other receivables		(3,134,230)	(1,353,255)	3,568,358	4,608,948
Income tax receivable		(257,952)	(329,587)	(691,474)	269,559
Prepaid expenses and other		1,322,063	(394,896)	(1,413,294)	767,821
Contract acquisition assets incurred	(Note 5)	(2,715,166)	(1,971,869)	(9,141,023)	(5,064,558)
Trade and other payables		(121,169)	1,947,603	1,632,014	(1,865,959)
Income tax payable		(3,006)	6,490	(362,270)	42,082
Accrued warranty		3,509	(56,867)	(111,491)	(267,452)
Deferred revenue		2,602,587	(1,196,524)	14,088,003	(6,818,793)

CASH FROM OPERATING ACTIVITIES		7,276,266	3,735,037	35,393,795	13,386,284

INVESTING ACTIVITIES
Purchase of property and equipment		(1,780,180)	(862,537)	(2,873,574)	(3,225,099)
Lease incentive received		67,939	—	67,939	—
Proceeds from maturities of short-term investments		—	11,149,338	17,027,384	34,429,338
Purchase of short-term investments		—	(9,453,985)	—	(35,035,761)

CASH FROM (USED IN) INVESTING ACTIVITIES		(1,712,241)	832,816	14,221,749	(3,831,522)

FINANCING ACTIVITIES
Dividends paid	(Note 9(g))	(3,140,891)	(2,547,049)	(8,733,117)	(7,568,855)
Tax remittances on share-based compensation		(1,239,318)	—	(1,239,318)	—
Issuance of common shares	(Note 9(b))	684,813	704,244	70,386,357	1,760,505
Share issuance costs		(377,564)	—	(5,498,357)	—
Repurchase of common shares for cancellation		—	(48,828)	—	(48,828)
Payment of lease liabilities	(Note 8)	(793,257)	(452,475)	(2,000,910)	(1,280,202)

CASH FROM (USED IN) FINANCING ACTIVITIES		(4,866,217)	(2,344,108)	52,914,655	(7,137,380)

FOREIGN EXCHANGE EFFECT ON CASH		47,662	(281,393)	111,992	(214,145)

INCREASE IN CASH AND CASH EQUIVALENTS		745,470	1,942,352	102,642,191	2,203,237
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		131,624,219	18,951,424	29,727,498	18,690,539

CASH AND CASH EQUIVALENTS, END OF PERIOD		$132,369,689	$20,893,776	$132,369,689	$20,893,776